EXHIBIT 99.2

ITEM 8 INFORMATION

YFA (the “Yucaipa Shareholder”) is party to a Shareholders Agreement by and among by and among the Company and certain entities affiliated with Goldman Sachs & Co. LLC (the “GS Entities”), among others (the “Shareholders Agreement”). The Shareholders Agreement provides that, with respect to the election of directors, assuming requisite levels of share ownership, the Yucaipa Shareholder shall have the right to designate up to two trustees to the Company’s board of trustees, and the GS Entities shall have the right to designate up to one trustee to the Company’s board of trustees. In addition, the Shareholders Agreement establishes a coordination committee designed to facilitate coordination among the stockholders in connection with, among other things, transfer or distributions of securities by them.

The share ownership reported for the Reporting Persons does not include any Common Shares beneficially owned by the other parties to the Shareholders Agreement except to the extent disclosed in this Schedule 13G, and each of the Reporting Persons disclaims beneficial ownership of any Common Shares beneficially owned by such other parties except to the extent disclosed in this Schedule 13G.